Exhibit 99.1

Pembina Pipeline Corporation Announces Bought Deal Financing

All financial figures are in Canadian dollars.

CALGARY, March 12, 2013 - Pembina Pipeline Corporation ("Pembina" or the "Corporation") (NYSE: PBA; TSX: PPL) announced today that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase from Pembina on a “bought deal” basis and sell to the public 9,745,000 common shares at a price of $30.80 per share, for gross proceeds of approximately $300 million. Pembina has also granted the underwriters an over-allotment option to purchase, on the same terms and exercisable not more than 30 days after the closing of the offering, up to an additional 1,464,000 common shares for additional gross proceeds of up to $45 million. Closing of the offering is expected to occur on or about March 21, 2013. Purchasers under this offering who are shareholders of record on March 25, 2013 will be entitled to receive the Corporation’s monthly cash dividend payable on April 15, 2013 in respect of any common shares held on the record date.

Pembina intends to use the net proceeds from the offering to partially fund capital projects and to reduce short term indebtedness of the Corporation, which short term indebtedness was used to fund the Corporation's capital program, and for other general corporate purposes. Pembina's current suite of growth projects includes the construction of the Saturn I, Saturn II and Resthaven enhanced liquids extraction facilities and associated pipelines, the expansion of its crude oil, condensate and NGL pipelines and the twinning of its ethane-plus fractionator at its Redwater site, near Fort Saskatchewan, Alberta.

The common shares will be offered pursuant to a prospectus supplement under the short form base shelf prospectus filed by the Corporation on February 22, 2013 in each of the provinces of Canada and in the U.S. pursuant to applicable registration exemptions. The offering is subject to customary conditions and receipt of regulatory approvals, including approval of the TSX and the NYSE.

The common shares to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "to be", "expects", "projects" and similar expressions.

In particular, this news release contains forward-looking statements and information relating to the planned use of proceeds, Pembina's growth projects and size of and timing for the offering. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2012, which can be found at www.sedar.com. In addition, the closing of the offering may not be completed, or may be delayed, if the conditions to the closing of the offering are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

SOURCE: Pembina Pipeline Corporation

For further information:

Investor Inquiries:

Scott Burrows

Vice-President, Corporate Development and Investor Relations

(403) 231-3156

1-855-880-7404

e-mail: investor-relations@pembina.com

or

Media Inquiries:

Shawn Davis

Manager, Communications & Public Affairs

(403) 231-7500